Oncolytics Biotech® Provides Update on GOBLET Study Progress and U.S. Site Expansion

SAN DIEGO, CA, September 16, 2025 – Oncolytics Biotech® Inc. (Nasdaq: ONCY) (“Oncolytics” or the “Company”), a clinical-stage immunotherapy company developing pelareorep, today announced updates on enrollment progress, U.S. site expansion, and expected data readouts from the ongoing GOBLET trial evaluating pelareorep in gastrointestinal cancers. The study is supported in part by a grant from the Pancreatic Cancer Action Network (PanCAN).

“The GOBLET trial is designed to rigorously evaluate pelareorep’s potential across gastrointestinal cancers,” said Dr. Dirk Arnold, Director of Asklepios Tumorzentrum Hamburg and Primary Investigator of the GOBLET study. “The strong early efficacy signals give us confidence that pelareorep may become a foundational immunotherapy for these difficult-to-treat tumors, and expanding enrollment into the U.S. will broaden the scope and impact of these data.”

Cohort 4 (Second-Line or later Squamous Cell Carcinoma of the Anal Canal, “SCAC”)
Pelareorep is being studied in combination with atezolizumab in the rare but deadly relapsed, unresectable SCAC indication. In January, the Company released efficacy data showing a 33% overall response rate (ORR) in 12 patients. This nearly triples the ORR achieved by retifanlimab in second-line or later SCAC patients. Enrollment is currently at 20 evaluable patients and is expected to be completed by the end of 2025.

The Company expects to provide an efficacy update regarding ORR in Cohort 4 in the fourth quarter of 2025.

Cohort 5 (First-Line Metastatic Pancreatic Ductal Adenocarcinoma, “mPDAC”)
In a randomized two-arm cohort, pelareorep is being evaluated in combination with modified FOLFIRINOX with or without atezolizumab to gain greater clarity regarding the contribution of the checkpoint inhibitor to the efficacy achieved in GOBLET Cohort 1. In that cohort, pelareorep combined with gemcitabine/nab-paclitaxel and atezolizumab achieved a 62% ORR in 13 evaluable patients. Enrollment into Cohort 5 is approximately 40% complete and is expected to be fully enrolled by the end of 2026.

The Company anticipates providing a Cohort 5 interim efficacy update, including overall survival, in the first quarter of 2026.

GOBLET Expansion to U.S. Sites
The Company recently submitted a protocol amendment to allow the GOBLET study to open U.S. clinical sites within the next few months. Upon approval, Northwestern University and other academic institutions are expected to serve as U.S. sites for GOBLET.

“We are pleased to bring this important study to U.S. patients with pancreatic cancer, a population urgently in need of novel immunotherapy strategies,” said Dr. Devalingam Mahalingham, who is expected to lead the Cohort 5 study at Northwestern University. “The combination of pelareorep and a checkpoint inhibitor with chemotherapy has shown early signs of durability, and I am excited to be part of advancing this program toward registration.”

“We expect to build on this clinical momentum to lay the foundation for our regulatory strategy,” said Jared Kelly, Chief Executive Officer of Oncolytics. “It’s imperative that we leverage our clinical data to obtain regulatory clarity and position pelareorep as a platform immunotherapy in these gastrointestinal tumors where patients desperately need treatment options.”

About Oncolytics Biotech Inc.
Oncolytics is a clinical-stage biotechnology company developing pelareorep, an intravenously delivered double-stranded RNA immunotherapeutic agent. Pelareorep has demonstrated promising results in multiple first-line pancreatic cancer studies, two randomized Phase 2 studies in metastatic breast cancer, and early-phase studies in anal and colorectal cancer. It induces anti-cancer immune responses by converting immunologically “cold” tumors “hot” through the activation of innate and adaptive immune responses.

The Company is advancing pelareorep in combination with chemotherapy and/or checkpoint inhibitors in metastatic pancreatic and breast cancers, both of which have received Fast Track designation from the FDA, and other gastrointestinal tumors. Oncolytics is actively pursuing strategic partnerships to accelerate development and maximize commercial impact. For more about Oncolytics, please visit: www.oncolyticsbiotech.com or follow the Company on social media on LinkedIn and on X @oncolytics.

Forward-looking statements
This press release contains forward-looking statements, within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”). Forward-looking statements contained in this press release include statements regarding beliefs as to the potential, registration, mechanism of action and benefits of pelareorep as a cancer therapeutic; Oncolytics’ plan to continue actively pursuing strategic partnerships; its goals, strategies and objectives; its expectations regarding the efficacy, enrollment, and results of pelareorep in future studies and partnerships for future studies; and its belief in the clinical promise of pelareorep in metastatic colorectal and other gastrointestinal cancers. In any forward-looking statement in which Oncolytics expresses an expectation or belief as to future results, such expectations or beliefs are expressed in good faith and are believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will be achieved. These statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from those anticipated. These risks include, but are not limited to, regulatory outcomes, trial execution, financial resources, access to capital markets, and market dynamics. Please refer to Oncolytics’ public filings with securities regulators in the United States and Canada for more information. The Company assumes no obligation to update forward-looking statements, except as required by law.

Company Contact
Jon Patton
Director of IR & Communication
jpatton@oncolytics.ca

Investor Relations for Oncolytics
Mike Moyer
LifeSci Advisors
+1-617-308-4306
mmoyer@lifesciadvisors.com

Media Contact for Oncolytics
Owen Blaschak
LifeSci Communications
oblaschak@lifescicomms.com